Item 77(i)

Terms of New or Amended Securities

Articles Supplementary to Articles of Incorporation

In response to Sub-Item 77i(b), Articles Supplementary to Articles of Incorporation, effective as of December 21, 2016, of Lord Abbett Research Fund, Inc., a Maryland corporation, authorized and established a new class of shares of each series; this new class is designated Class F3. The Articles Supplementary to Articles of Incorporation are hereby attached as Item 77Q1(d).